GIX
Green Impact
Exchange

August 15, 2025

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street NE
Washington DC 20549

Re: Green Impact Exchange, LLC: Form 1 Amendment

Dear Trading and Markets Staff:

On behalf of Green Impact Exchange, LLC ("GIX"), and in connection with GIX's Form 1 that is on file with the Securities and Exchange Commission, enclosed please find an Executed Form 1 and the following revised exhibit:

- Exhibit C, reporting the formation of GIX Execution Services, LLC, a Delaware limited liability company that is a subsidiary of Green Exchange PBC and an affiliated entity of GIX.

Please contact me if you have any questions.

Sincerely,

James G. Buckley
Chief Regulatory Officer

Office: 646-512-9078 jbuckley@tradegix.com 250 Park Avenue, 7th Fl www.tradegix.com
Mobile: 332-295-0232 New York, NY 10177

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION X AMENDMENT

1. State the name of the applicant: Green Impact Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   250 Park Avenue, 7th Fl., New York, NY 10177

25000296

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (646) 512-9078 (Telephone) N/A (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   James G. Buckley (Name) Chief Regulatory Officer (Title) (332) 295-0232 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Corporate Legal Counsel: John D. Martini, Polsinelli PC, Three Logan Square, 1717 Arch Street, Philadelphia, PA 19103
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ X Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 02/17/2023 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/15/2025 (MM/DD/YY) Green Impact Exchange, LLC (Name of applicant)

By: [signature] (Signature) James G. Buckley, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this day 15 AUGUST (Month) 2025 (Year) by [signature] (Notary Public)

My Commission expires 8/5/2028 County of Westchester State of NY

Joseph Cinicolo
Notary Public, State of New York
Reg. No. 01CI0027566
Qualified in Westchester County
Commission Expires August 5, 2028

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Green Impact Exchange, LLC
Date of filing: August 15, 2025
Date as of which the information is accurate: August 6, 2025

Exhibit C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has contractor or other agreement relating to the operation of an electronic trading systems to be used to effect transactions on the exchange ("System"), provide the following information: 1. Name and address of organization 2. Form of organization (e.g., association, corporation, partnership, etc.) 3. Name of state and statute citation under which organized. Date of incorporation in present form. 4. Brief description of nature and extent of affiliation. 5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System. 6. A copy of the constitution. 7. A copy of the articles of incorporation or association including all amendments 8. A copy of existing by-laws or corresponding rules or instruments. 9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions. 10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Affiliates of the Exchange:

Green Exchange, PBC ("GEPBC").

1. Address: 250 Park Avenue, 7th Fl, New York, NY 10177

2. Public Benefit Corporation

3. Delaware, pursuant to Sections 101, 108(c) and 361 of the Delaware General Corporations Law. Date of Formation is January 21, 2022.

4. Nature of Affiliation: GEPBC is the sole member of Green Impact Exchange, LLC ("GIX LLC" or the "Exchange"). Pursuant to Article VII, Section 7.04 of the First Amended and Restated Limited Liability Company Agreement of Green Impact Exchange, LLC (the GIX LLC Agreement), GEPBC will elect all directors of the Board of Directors of the Exchange (the "GIX Board"), except for those Directors approved by GIX LLC members pursuant to Article VII, Section 7.04(b) of the GIX LLC Agreement. GEPBC will have the right to nominate up to three (3) directors to the GIX LLC Board, pursuant to the process described in Article III, Section 3.01(c) of the First Amended and

Restated Bylaws of Green Exchange, PBC. Exchange Members who are not also shareholders of GEPBC will not have any ownership interest in the Exchange.

5. GEPBC is a Delaware public benefit corporation that was formed for the purpose of (i) incentivizing companies to reduce the environmental costs and impacts of operations, establish sustainable corporate governance standards, and embed green behaviors and feedback into all levels of the company; (ii) educating investors regarding public companies' commitments to green values as a core element of their mission; and (iii) amplifying investors' influence regarding public companies achieving green commitments. GEPBC is the holding company for GIX LLX membership interests, and GEPBC does not and will not have day-to-day operational responsibilities in connection with the operation of the System.

6. N/A

7. Attached

8. Attached

9. Officers/Governors/Members of standing committees:

GEPBC:

Daniel M. Labovitz, Chief Executive Officer; Director; Board Chair

Charles P. Dolan, President and Chief Operating Officer

Alexander Kontoleon, Chief Strategy Officer, Corporate Secretary

Robert Wotczak, Director

John Martini, Director

Kirk Kellogg, Director

GIX LLC: See Ex. J.

10. N/A

<u>Greendex LLC</u>

1. 250 Park Avenue, 7th Fl., New York, NY 10177

2 Limited Liability Company

3.Delaware, Delaware Limited Liability Company Act, Chapter 18, Title 6, July 9, 2025

4. Subsidiary of GEPBC; affiliate of GIX

5. No business functions at present.

6. N/A

7. Certificate of Formation attached.

8. N/A

9. Daniel Labovitz, CEO

10. N/A

GIX Execution Services, LLC

1. 250 Park Avenue, 7th Fl. New York, NY 10177

2. Limited Liability Company

3. Delaware, Delaware Limited Liability Company Act, Chapter 18, Title 6, August 6, 2025

4. Subsidiary of GEPBC; affiliate of GIX

5. No business functions at present.

6. N/A

7. Certificate of Formation, attached.

8. N/A

9. Paul J. Bauccio, CEO

10. N/A

Contractors responsible for operation of the System

GIX LLC has contracted with MEMX Technologies LLC ("MEMX Technologies") to operate the System. MEMX Technologies will supply the resources, technology, and connectivity necessary to operate all core services of the System.

1. MEMX Technologies LLC (f/k/a EXM Technologies LLC). Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. Limited Liability Corporation

3. Delaware, pursuant to Delaware Limited Liability Company Act, 6 Del. C. Section 18 101 et seq. Date of Formation is October 3, 2018.

4. Nature of Affiliation: Contractor. GIX LLC has contracted with MEMX Technologies to operate the System. MEMX Technologies is affiliated with the MEMX LLC and MEMX2 LLC Exchanges (together, the "MEMX Exchanges"), both of which are registered national securities exchanges. MEMX Technologies develops and operates proprietary trading technology necessary to operate a National Market System-compliant registered securities exchange. MEMX Technologies will be the vendor for GIX for both the hardware and software needed to operate and maintain the System. The MEMX Exchanges are not parties to any contract with, and have no business relationship with, GIX LLC.

5. Brief description of business or functions: MEMX Technologies will supply all necessary hardware and connectivity to operate the System, install market-relevant software on the hardware platform, maintain the hardware and software, including updates to necessary software and systems. GIX will use MEMX Technologies' industry connection software to ensure compliance with trade reporting and clearance functions. All communications hardware will be maintained by MEMX Technologies as GIX's agent. MEMX Technologies will also support intra-day compliance monitoring by GIX and provide timely reporting to GIX's Market Operations staff on any potential Regulation SCI events (direct or indirect) or other operational issues with the System, pursuant to a service level agreement between the parties. All communications between the users of GIX and the System will be monitored and controlled by GIX Market Operations. GIX may contract with MEMX Technologies to handle situations where additional Market Operations coverage is needed, but those personnel will only be able to access either MEMX Technologies or GIX trade data in the course of a single trading day (which includes the Regular Trading Hours and Pre-Market and Post-Market Sessions), but not both sets of trade data on the same day. The trading platforms operated by MEMX Technologies (including GIX LLC, the MEMX Exchanges, and any other exchanges or trading platforms operated by MEMX Technologies) currently are and will be segregated to ensure that GIX is not deemed to be a facility of the MEMX Exchanges. MEMX Technologies will not disclose information or data (i) about or originating with GIX in its dealings with the MEMX Exchanges; or (ii) about or originating with the MEMX Exchanges in such exchanges' dealings with GIX.

6. N/A.

7. N/A

8. N/A

9. Officers/Governors/Members of standing committees: Jonathan Kellner, Chief Executive Officer Dominick Paniscotti, Chief Technology Officer.

10. N/A

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "GIX EXECUTION SERVICES, LLC", FILED IN THIS OFFICE ON THE SIXTH DAY OF AUGUST, A.D. 2025, AT 4:05 O`CLOCK P.M.

Charuni Patibanda-Sanchez, Secretary of State

10286730 8100
SR# 20253594208

Authentication: 204429974
Date: 08-08-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:05 PM 08/06/2025
FILED 04:05 PM 08/06/2025
SR 20253594208 - File Number 10286730

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is GIX Execution Services, LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 850 New Burton Road Suite 201 (street), in the City of Dover, Zip Code 19904. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Cogency Global Inc..

DocuSigned by:

By: Daniel M. Labovitz
260A9638B7C74AC...
Authorized Person

Name: Daniel M. Labovitz
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